State of Florida
Department of State

I certify from the records of this office that TRIPLE DOUBLE CROWN, LLC, is a limited liability company organized under the laws of the State of Florida, filed electronically on January 10, 2020.

The document number of this company is L20000018421.

I further certify that said company has paid all fees due this office through December 31, 2020, and its status is active.

I further certify that this is an electronically transmitted certificate authorized by section 15.16, Florida Statutes, and authenticated by the code noted below.

Authentication Code: 200124134903-400339082414#1

Exhibit C

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Twenty Fourth day of January, 2020